

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2020

William V. Williams
Chief Executive Officer
BriaCell Therapeutics Corp.
Suite 300 – 235 West 15th Street
West Vancouver, BC V7T 2X1

> **Re: BriaCell Therapeutics Corp.**
> **Amendment No. 11 to Registration Statement on Form F-1**
> **Filed December 10, 2020**
> **File No. 333-234292**

Dear Dr. Williams:

We have reviewed your amended registration statement and have the following comments. In one of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 11 to Registration Statement on Form F-1</u>

<u>Prospectus Summary, page 1</u>

1. Tell us why you deleted disclosure throughout the document of the investigator-initiated Phase I/IIa study by Dr. Bhattacharya, and also deleted the related agreement from the exhibits, formerly Exhibit 10.6. We note results were not anticipated until 2021 and 2022. Tell us if the study has been terminated and, if so, why.

<u>Exhibits</u>

2. It appears that you deleted the legal opinion, previously filed, from the list of exhibits to the registration statement. Please include the legal opinion with your next amendment.

You may contact Franklin Wyman at (202) 551-3660 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Avital Perlman